Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Update on Share Repurchases

Singapore, December 9, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “it” or “we”), a global provider of maritime transportation services predominantly in the drybulk sector, announced an update on its share repurchases.

Pursuant to the Company's previously approved share repurchase authority and consistent with the Company’s announced capital return policy, the Company has acquired a combined total of 591,673 ordinary shares in the open market on NASDAQ and the JSE over the period from November 19, 2021 to December 8, 2021. The repurchased shares were acquired at an average price per share of $14.38, or ZAR226.10 based on the Bloomberg ZAR/USD exchange rate on December 8, 2021 of 15.73, before costs, for a total consideration of $8.5 million. The repurchased shares represent 3.1% of the shares outstanding prior to the repurchases.

The timing and amount of any repurchases are in the sole discretion of the Company, and depend on legal requirements, market conditions, stock price, alternative uses of capital and other factors. Repurchases of ordinary shares may take place in privately negotiated transactions and/or open market transactions. The repurchase authority expires at the next Annual General Meeting, unless renewed or varied or revoked by the shareholders in a general meeting, and may be suspended or terminated by the Company at any time without prior notice.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a Core Fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Paul Lampoutis

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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